SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of September 2007

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

1.	On September 4, 6, and 10, 2007, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

A.	Tao Tsout Ltd. purchased on September 3, 4, 5, and 6, 2007, 264,396 ordinary shares of the Company, as follows:

Date	Number of Shares	Purchase Price ILS

03/09/07	8,798	35.53
03/09/07	818	35.52
03/09/07	384	35.40
04/09/07	6,300	34.70
05/09/07	96	34.00
05/09/07	10,000	34.10
05/09/07	13,000	34.20
05/09/07	20,000	34.30
05/09/07	3,700	34.34
05/09/07	60	34.55
05/09/07	1,126	34.56
05/09/07	1,314	34.70
05/09/07	390	34.79
05/09/07	382	34.80
05/09/07	550	34.97
05/09/07	550	34.98
05/09/07	400	34.99
05/09/07	510	35.12
05/09/07	300	35.13
05/09/07	418	35.15
05/09/07	300	35.17
06/09/07	180,000	32.50
06/09/07	15,000	34.33

After the above mention purchases the holdings status of our interested parties are as follow:

Name of interested parties	Number of Shares / (*) Options		Percentage of the company's shares
			Outstanding	Fully diluted

Tao Tsuot Ltd.[1]	7,320,433		19.2%	19.1%
Ilan Ben Dov	117,062		0.3%	0.3%
Sunny Electronics Ltd.	4,725,935		12.4%	12.4%
Israel Petrochemical Enterprises Ltd.	19,112,255		50.06%	49.95%
Modi Peled (Via Palgo Ltd.)	2,300		0.01%	0.01%
Yahel Shachar	40,000	(*)	0%	0.1%
Scailex Corporation Ltd. (Treasury Shares)	5,401,025		0%	0%

[1] The Ben Dov group, which includes Tao Tsout Ltd, Suny Electronics Ltd. and Ilan Ben Dov himself and its wholly owned subsidiaries, hold, as of the date of the report, 12,163,430 ordinary shares of the Company, representing 31.9% of the Company’s issued share capital and 31.8% on a fully diluted basis.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

September 11, 2007